SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29380; File No. 812-13733]

WisdomTree Asset Management, Inc., and WisdomTree Trust; Notice of Application

August 13, 2010

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act.

Summary of the Application: Applicants, including an actively-managed open-end exchange

traded fund, request an order that would permit them to enter into and materially amend

subadvisory agreements without shareholder approval.

Applicants: WisdomTree Asset Management, Inc ("WTAM" or "Adviser") and WisdomTree

Trust ("Trust").

Filing Dates: The application was filed on December 23, 2009, and amended on May 21, 2010 and

August 11, 2010. Applicants have agreed to file an amendment during the notice period the

substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on September 7, 2010, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington,

DC 20549-1090. Applicants, 380 Madison Avenue, 21st Floor, New York, New York 10017.

For Further Information Contact: Lewis B. Reich, Senior Counsel, at (202) 551-6919, or Jennifer

L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of

Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's Web site by searching for the file number, or an

applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling

(202) 551-8090.

Applicants' Representations:

　　　　1.　　　　The Trust is organized as a Delaware statutory trust, is registered under the Act as

an open-end management investment company, and offers multiple series (each, a "Fund").

Currently, 42 Funds are operational, and additional Funds may be offered in the future.[1] Funds of

the Trust operate as actively-managed exchange traded open-end funds ("ETFs") in reliance on

previously-granted exemptive orders.[2]

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[1] Applicants request that any relief granted pursuant to the application also apply to any existing or future open-end management investment companies or series thereof that (a) are advised by WTAM or any entity controlling, controlled by or under common control with WTAM or its successors (each such entity included in the term "Adviser"), (b) are registered under the Act, (c) use the "Manager of Managers Structure" (as described in the application), and (d) comply with the terms and conditions in the application (included in the term "Funds"); and any Adviser. The term "Trust" as used in the application includes any open-end series management investment company that is registered with the Commission and advised by the Adviser. Every entity that currently intends to rely on the requested order is named as an Applicant. Any entity that relies on the order in the future will do so only in accordance with the terms and conditions in the application. If the name of any Fund relying on the requested relief contains the name of a Subadviser (as defined below), the name "WisdomTree" or other name being used by the Adviser will precede the name of the Subadviser.

[2] WisdomTree Investments, Inc., et al., Investment Company Act Release Nos. 27324 (May 18, 2006) (notice) and 27319 (June 12, 2006) (order); WisdomTree Investments, Inc., et al., Investment Company Act Release Nos. 27976 (Sept. 21, 2007) (notice) and 28015 (Oct. 17, 2007) (order); WisdomTree Trust, et al., Investment Company Act Release Nos. 28147 (Feb. 6, 2008) (notice) and 28174 (Feb. 27, 2008)

2.	WTAM, a Delaware corporation with its principal office in New York City, is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act") and is a wholly-owned subsidiary of WisdomTree Investments, Inc. WTAM serves as the investment adviser to the current Funds pursuant to an investment advisory agreement with each of those Funds (an "Advisory Agreement") approved by the board of trustees of the Trust (the "Board")[3], including a majority of the trustees who are not "interested persons," as defined in section 2(a)(19) of the Act (the "Independent Trustees"), and by the initial shareholder of each Fund in the manner required by sections 15(a) and (c) of the Act and rule 18f-2 thereunder. With respect to new Funds offered in the future, the Advisory Agreement will be approved by the initial shareholder of the Fund in the manner required by sections 15(a) and (c) of the Act and rule 18f-2 thereunder.

3.	Under the Advisory Agreement, the Adviser is responsible for furnishing the overall investment program for each Fund and providing continuous investment management for each Fund's assets. As compensation for its investment management services, the Adviser receives the fee specified in the Advisory Agreement from each Fund based on the Fund's average daily net assets. The Advisory Agreement permits the Adviser to retain one or more unaffiliated subadvisers (each a "Subadviser") pursuant to investment subadvisory agreements (each a "Subadvisory Agreement") at the Adviser's own expense, for the purpose of managing all or a portion of the assets of a Fund. Each Subadviser is, or will be, an investment adviser registered under the Advisers Act. Each Subadviser is and will be responsible, subject to the general supervision of the Adviser and the Board, for the purchase, retention and sale of securities for the

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(order); and WisdomTree Trust, et al., Investment Company Act Release Nos. 228419 (Sept. 29, 2008) (notice) and 28471 (Oct. 27, 2008) (order).

[3] "Board," as used herein, is also the board of each individual Fund.

applicable Fund. The Adviser will evaluate and recommend Subadvisers to the Board and will monitor and evaluate each Subadviser's investment programs, performance and compliance. The Adviser will recommend to the Board whether Subadvisory Agreements should be renewed, modified or terminated.

4.   Applicants request an order to permit the Adviser, subject to Board approval, to enter into and materially amend Subadvisory Agreements without shareholder approval. The requested relief will not apply with respect to any subadviser that is an affiliated person, as defined in section 2(a)(3) of the Act, of the Trust, a Fund or of the Adviser, other than by reason of serving as subadviser to one or more Funds ("Affiliated Subadviser").

5.   Applicants state that the requested relief is unusual insofar as the requested order seeks relief for an ETF. However, applicants believe that operations of the Funds under the requested order address the concerns historically considered by the Commission when granting identical relief to mutual funds. Applicants believe that similar to shareholders of a mutual fund who may "vote with their feet" by redeeming their individual shares at net asset value ("NAV") if they do not approve of a change in subadviser or subadvisory agreement, Fund shareholders will be able to sell shares in the secondary market at negotiated prices that usually closely track the relevant Fund's NAV if they do not approve of a change. Applicants state that the Funds that are ETFs will rely on the same delivery mechanisms currently used by certain mutual funds to ensure that shareholders who purchase shares in the secondary market receive a prospectus and all of the information that would have been provided in a proxy statement in an information statement. Applicants note that the requested relief is not broader in scope than the relief previously granted to mutual funds.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by a vote of a majority of the company's outstanding voting securities. Rule 18f-2 under the Act provides that each series or class of stock in a series investment company affected by a matter must approve the matter if the Act requires shareholder approval.

2.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants seek the same relief previously granted to mutual funds, and believe that the requested relief is equally appropriate for ETFs. Applicants state that the requested relief meets the necessary standards for the reasons discussed below.

3.   Applicants state that the shareholders expect the Adviser and the Board to select the Subadviser for a Fund that is best suited to achieve the Fund's investment objective. Applicants assert that, from the perspective of the investor, the role of the Subadvisers with respect to the Funds utilizing the Manager of Managers Structure is substantially equivalent to the role of the individual portfolio managers employed by traditional investment company advisory firms. In the absence of exemptive relief from Section 15(a) of the Act, when a new Subadviser is proposed for retention by a Fund or the Trust on behalf of one or more Funds, shareholders would be required to approve the Subadvisory Agreement with that Subadviser.

Similarly, approval by the shareholders of the affected Fund would be required in order to amend an existing Subadvisory Agreement in any material respect or in order to continue to retain an existing Subadviser whose Subadvisory Agreement is "assigned" as a result of a change of control. Obtaining shareholder approval would be costly and slow, and potentially harmful to the affected Fund and its shareholders. Applicants also note that the Advisory Agreement will remain fully subject to the shareholder approval requirements in section 15(a) of the Act and rule 18f-2 under the Act, including the requirement for shareholder voting.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Before a Fund may rely on the order requested in the application, the operation of the Fund in the manner described in the application will be approved by a majority of the Fund's outstanding voting securities, as defined in the Act, or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that sub-advised Fund to the public.

2.   The prospectus for each Fund relying on the order requested in the application will disclose the existence, substance, and effect of any order granted pursuant to the application. Each Fund relying on the order requested in the application will hold itself out to the public as utilizing the Manager of Managers Structure described in the application. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement.

3.   Within 90 days of the hiring of a new Subadviser, the affected Fund shareholders will be furnished all information about the new Subadviser that would be included in a proxy statement. To meet this obligation, the Fund will provide shareholders of the affected Fund within 90 days of hiring a new Subadviser with an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Securities Exchange Act of 1934, as amended.

4.   The Adviser will not enter into a subadvisory agreement with any Affiliated Subadviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.   At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.   Whenever a subadviser change is proposed for a Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

7.   The Adviser will provide general management services to each Fund that is sub-advised, including overall supervisory responsibility for the general management and investment of the Fund's assets and, subject to review and approval of the Board, will: (i) set each Fund's overall investment strategies; (ii) evaluate, select and recommend Subadvisers to manage all or a part of a Fund's assets; (iii) allocate and, when appropriate, reallocate a Fund's assets among one or more Subadvisers; (iv) monitor and evaluate the performance of Subadvisers; and

(v) implement procedures reasonably designed to ensure that the Subadvisers comply with the relevant Fund's investment objective, policies and restrictions.

8. No trustee or officer of the Trust or a Fund, or director, manager or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Subadviser except for: (a) ownership of interests in the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Subadviser or an entity that controls, is controlled by, or is under common control with a Subadviser.

9. In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary